SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                                 (RULE 13D-101)

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      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                               (Amendment No. 1)

                              GLEN BURNIE BANCORP
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                                (Name of Issuer)

                    Common Stock, par value $10.00 per share
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                         (Title of Class of Securities)

                                  377407 10 1
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                                 (CUSIP Number)

                               EDWIN F. HALE, SR.
                             FIRST MARINER BANCORP
                           1801 SOUTH CLINTON STREET
                           BALTIMORE, MARYLAND 21224
                                 (410) 342-2600

                                with a copy to:

                        Melissa Allison Warren, Esquire
                         Ober, Kaler, Grimes & Shriver
                           129 East Baltimore Street
                           Baltimore, Maryland 21202
                                 (410) 685-1120
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 26, 1998
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 pages)

                                  SCHEDULE 13D

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CUSIP No.      377407 10 1                         Page 2 of 4 Pages
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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


        First Mariner Bancorp (I.R.S. No. 52-1834860)

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]

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3       SEC USE ONLY


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4       SOURCE OF FUNDS*

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Maryland
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                            7      SOLE VOTING POWER

                                   5,551 Shares (1)
        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  0 Shares
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    5,551 Shares (1)
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0 Shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,551 Shares (1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5% (1)
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14    TYPE OF REPORTING PERSON*

      CO
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(1) The Reporting Person has entered into a Stock Purchase Agreement dated
January 26, 1998 with Ethel D. Webster and Neil C. Williams, pursuant to which the Reporting Person has agreed to purchase 207,548 shares of the Common Stock of Glen Burnie Bancorp, or approximately 18.99% of the outstanding shares based on the number of outstanding shares set forth in Glen Burnie Bancorp's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 9, 1998. Unless and until such purchase is consummated, the Reporting Person disclaims beneficial ownership of the 207,548 shares.

         This Amendment No. 1 to the Schedule 13D filed on January 28, 1998 by First Mariner Bancorp (the "Reporting Person" or "FMB") relates to the common stock, par value $10.00 per share (the "Common Stock") of Glen Burnie Bancorp, a Maryland corporation (the "Company"), which has its principal executive offices at 101 Crain Highway, S.E., Glen Burnie, Maryland 21061.

Item 4 of the Schedule 13D filed by the Reporting Person on January 28, 1998 is amended and restated in its entirety as follows.


ITEM 4.            PURPOSE OF TRANSACTION

         FMB entered into the Agreement for the purpose of acquiring a significant equity interest in the Company as an investment.

         FMB intends to periodically review its investment in the Company, and may in the future acquire additional shares of the Company's Common Stock through open market purchases, private transactions or otherwise. In addition, FMB may determine to sell all or a portion of the shares of the Company's Common Stock that it holds from time to time.

         FMB reserves the right to change its intention regarding its investment in the Company's Common Stock and to take actions, presently undetermined, to the extent permitted by applicable bank regulatory and other legal requirements, that could result in or relate to the items enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

         The Chairman and Chief Executive Officer of FMB has stated his view that FMB would ultimately like to merge with the Company and to take control of the Company. However, no plan or proposal for such a merger or control transaction has been offered to the Company or its shareholders or considered by FMB's Board of Directors. In addition, FMB continues to reserve the right to take actions which could result in or relate to any of the items enumerated in paragraphs (a) - (i) of Item 4 of Schedle 13D, not just actions that could result in a merger of FMB and the Company.

         In reaching any decisions regarding any of the foregoing, FMB will consider various factors including, but not limited to, the Company's business prospects, other developments concerning the Company, other business opportunities available to FMB, developments concerning FMB and its business, and general economic and regulatory conditions.

                                   SIGNATURE

         After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                FIRST MARINER BANCORP

Dated: January 29, 1998                         By:       /s/ Joseph A. Cicero
                                                         -----------------------
                                                         Joseph A. Cicero
                                                         President and Chief
                                                             Operating Officer